Exhibit 3.1

DALLASNEWS CORPORATION

AMENDED AND RESTATED CERTIFICATE OF FORMATION

Article 1 – Entity Name and Type

The filing entity is a for-profit corporation. The name of the filing entity is DallasNews Corporation (the "Corporation").

Article 2 – Registered Agent and Registered Office

The registered agent is an organization by the name of C T Corporation. The business address of the registered agent and the registered office in the State of Texas is 1999 Bryan Street, Suite 900, Dallas, TX  75201.

Article 3 – Directors

The number of directors constituting the board of directors is two (2).  The names and addresses of the persons who are to serve as directors until the next annual meeting of shareholders or until their successors are elected and qualified are as follows:

Name	Address
Jeffrey M. Johnson	300 West 57th Street New York, NY 10019, USA
Suzanne Reinhardt	300 West 57th Street New York, NY 10019, USA

Elections of directors need not be by written ballot.

Article 4 – Authorized Shares

The total number of shares the Corporation is authorized to issue is 1,000 shares of common stock having a par value of  $1.00 per share.

Article 5 – Limitation of Liability

No director of the corporation shall be liable to the corporation or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except that this Article 5 does not eliminate or limit the liability of a director to the extent the director is found liable under applicable law for (i) a breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or involves intentional misconduct or a knowing violation of law, (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. If the TBOC or other applicable law is amended to authorize corporate action further eliminating or limiting the liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the TBOC or other applicable law, as so amended.

Any repeal or modification of the foregoing provisions of this Article 5 by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

Article 6 – Amendments to Bylaws

The power to alter, amend, or repeal the corporation’s Bylaws, and to adopt new Bylaws, is hereby vested in the board of directors, subject, however, to repeal or change by the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares entitled to vote thereon. Notwithstanding any other provisions of this Certificate of Formation, or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, shall be required to alter, amend, or repeal this Article 6.

Article 7 – Purpose

The purpose of the Corporation is the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

* * * * *